# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gyrodyne, LLC, CIK 0001589061
CUSIP: 403829104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1 Flowerfield, Suite 24, St. James, New York (NY), 11780
Date of event which requires filing of this statement: 06/04/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- STAR EQUITY HOLDINGS, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- STAR VALUE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 156,073; sole dispositive power 156,073; aggregate amount beneficially owned 156,073 (7.1% of the class)
- HANNAH M. BIBLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MATTHEW R. SULLIVAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Gyrodyne, LLC
Address of issuer's principal executive offices: 1 Flowerfield, Suite 24, St. James, New York (NY), 11780
Comment:
The following constitutes Amendment No. 6 ("Amendment No.6") to the Schedule 13D filed by the undersigned on August 1, 2022 (as previously amended, the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated to read as follows:

This statement is filed by:

(i) Star Equity Holdings, Inc., a Delaware corporation ("Star Equity Holdings");
(ii) Star Equity Fund, LP, a Delaware limited partnership ("Star Equity Fund");
(iii) Star Equity Fund GP, LLC, a Delaware limited liability company ("Star Equity GP"), which serves as the general partner of Star Equity Fund;
(iv) Star Investment Management, LLC, a Connecticut limited liability company ("Star Investment Management"), which serves as the investment manager of Star Equity Fund;
(v) Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management; and
(vi) Star Value, LLC., a Delaware limited liability company ("Star Value").
(vii) Hannah M. Bible, as a nominee for election to the board of directors of the Issuer (the "Board"); and
(viii) Matthew R. Sullivan, as a nominee for election to the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A attached hereto as Exhibit 99.15 ("Schedule A") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons'
knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value, Ms. Bible and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870. The principal business address of Mr. Sullivan is 300 Park Street, South Paris, Maine 04281.
Present principal occupation or employment: The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity Holdings is serving as a diversified holding company with various divisions. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management. The principal occupation of Ms. Bible is serving as the Chief Legal Officer of Star Equity Holdings. The principal occupation of Mr. Sullivan is serving as VP of Business Development for KBS Builders, Inc.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Schedule A, attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Other than as set forth here in this paragraph, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC ("LSVM"), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the "Advisers Act Order") relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.
Citizenship: Messrs. Eberwein and Sullivan and Ms. Bible are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 5, 2025, Star Equity Fund delivered a letter to the Issuer (the "Nomination Letter") dated June 5, 2025, nominating a slate of highly qualified director candidates, including Hannah M. Bible and Matthew R. Sullivan (collectively, the "Nominees") for election to the Board at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees are experienced, capable, and fully committed to act in the best interests of all the Issuer's shareholders.

Hannah M. Bible, age 45, is currently the Chief Legal Officer for Star Equity Holdings (NASDAQ: STRR), a diversified holding company, since April 2022, and previously the VP-Legal from October 2019 to April 2022. She was VP-Finance and Corporate Secretary for ATRM Holdings, Inc. (formerly NASDAQ: ATRM), a manufacturer of modular housing units for commercial and residential applications and now a wholly-owned subsidiary of Star Equity, from April 2019 to October 2019. Previously, Ms. Bible served in various roles for Lone Star Value Management, LLC, an investment fund focused on long-term investing in deeply undervalued public securities, including as In-House Counsel from 2014 to December 2021 and Chief Financial Officer from June 2017 to December 2020; Director of Finance/CFO at Trinity Church, a religious organization, from 2012 to 2014; Counsel to RRMS Advisors, a company providing advisory and due diligence services to banking and other institutions with high-risk assets, from 2011 to 2012; Senior Advisor to International Consulting Group, Inc., a boutique intelligence and business strategy consulting firm, from 2009 to 2013; Adjunct Professor at Thomas Jefferson School of Law, a private, non-profit law school, from 2009 to 2012; and diplomatic advisor to the Asian-African Legal Consultative Organization, a permanent observer mission to the United Nations, from 2006 to 2008. Ms. Bible also held various accounting positions with Samaritan's Purse, a 501(c)(3) organization dedicated to emergency relief and serving the poor worldwide. Ms. Bible currently serves as chairwoman of the board of directors of Reliability, Inc. (OTC Pink: RLBY), which provides workforce solutions to its clients consisting primarily of employer of record services, recruiting and staffing, and video and multimedia production, since November 2019 and as a board member since 2014. Ms. Bible previously served as a member of the board of directors of Crossroads Systems Inc. (OTCQX: CRSS), an intellectual property licensing company, from 2016 to May 2017. Since July 2022, Ms. Bible has served on the board of directors of a private company, 100 Holdings, Inc., which is a parent company to various SAP solution entities. Ms. Bible also served on the board of directors of Spatializer Audio Laboratories, Inc. (formerly OTC: SPZR) from April 2014 through its strategic combination with Ameri Holdings, Inc., a specialized SAP(R) cloud, digital and enterprise solutions company, in May 2015. Ms. Bible earned an L.L.M. in Tax from New York University School of Law, a J.D. with honors from St. Thomas University School of Law, and a B.B.A. in Accounting from Middle Tennessee State University.

Matthew R. Sullivan, age 54, is currently the VP of Business Development for KBS Builders, Inc., a full service modular manufacturing and construction company delivering custom-designed residential and commercial structures for ground-up construction projects in the greater New England area, since September 2019. Previously, he was the Senior Vice President of Bowline Built, Inc., a general contracting and construction management company, from September 2003 to August 2019, and Manville Partners, LLC, a Boston based real estate management company providing management expertise to small and diverse residential portfolios, developers, and condominium associations, from February 2000 to May 2004. Mr. Sullivan earned a BS in Communications from Suffolk University.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 2,199,308 Shares outstanding as of May 5, 2025, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2025.

A. Star Equity Holdings
Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 156,073 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 7.10%

B. Star Equity Fund
As of the close of business on June 6, 2025, Star Equity Fund beneficially owned 156,073 Shares.
Percentage: Approximately 7.10%

C. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 156,073 Shares owned by Star Equity Fund.
Percentage: Approximately 7.10%

D. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 156,073 Shares owned by Star Equity Fund.
Percentage: Approximately 7.10%

E. Mr. Eberwein
Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 156,073 Shares owned by Star Equity Fund.
Percentage: Approximately 7.10%

F. Star Value
Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 7.10%

G. Ms. Bible
As of the close of business on June 6, 2025, Ms. Bible beneficially owned 0 Shares.
Percentage: 0%

H. Mr. Sullivan
As of the close of business on June 6, 2025, Mr. Sullivan beneficially owned 0 Shares.
Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity Holdings
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

B. Star Equity Fund
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

C. Star Equity GP
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

D. Star Investment Management
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

E. Mr. Eberwein
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

F. Star Value
1. Sole power to vote or direct vote: 156,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,073
4. Shared power to dispose or direct the disposition: 0

G. Ms. Bible
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

H. Mr. Sullivan
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
A. Star Equity Holdings
Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.

B. Star Equity Fund
Star Equity Fund's transactions in the Shares in the last 60 days are set forth in Schedule B, attached hereto as Exhibit 99.16, and are incorporated herein by reference.

C. Star Equity GP
Star Equity GP has not entered into any transactions in the Shares in the last 60 days.

D. Star Investment Management
Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.

E. Mr. Eberwein
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.

F. Star Value
Star Value has not entered into any transactions in the Shares during the past 60 days.

G. Ms. Bible
Ms. Bible has not entered into any transactions in the Shares during the past 60 days.

H. Mr. Sullivan
Mr. Sullivan has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 4, 2025, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting, (c) the Nominees agreed not to enter into any transactions in the securities of the Company without the prior written consent of Star Equity Fund and (d) Star Equity Fund agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

Star Equity Fund has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 99.12 - Joint Filing and Solicitation, as amended June 4, 2025;
Exhibit 99.13 - Form of Indemnification Letter Agreement;
Exhibit 99.14 - Form of Power of Attorney;
Exhibit 99.15 - Schedule A;
Exhibit 99.16 - Schedule B.

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (06/06/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (06/06/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (06/06/2025)
- STAR EQUITY HOLDINGS, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (06/06/2025)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (06/06/2025)
- STAR VALUE, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Equity Holdings, Inc., the sole member of Star Value, LLC (06/06/2025)
- HANNAH M. BIBLE: /s/ Hannah M. Bible, Hannah M. Bible (06/06/2025)
- MATTHEW R. SULLIVAN: /s/ Matthew R. Sullivan, Matthew R. Sullivan (06/06/2025)